Filed Pursuant to Rule 253(g)(2)

File No. 024-11713

SUPPLEMENT NO. 1 DATED MAY 9, 2022

TO THE OFFERING CIRCULAR DATED FEBRUARY 17, 2022

MASTERWORKS 095, LLC

This Supplement No. 1 dated May 9, 2022 (the “Supplement”), supplements the Offering Circular of Masterworks 095, LLC dated February 17, 2022 which forms an integral part of the offering statement on Form 1-A originally filed by us with the Securities and Exchange Commission on November 10, 2021 and qualified on February 15, 2022, as may be further amended and supplemented (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement is solely to reflect the fact that our affiliate, Masterworks.io, LLC, launched a new corporate website located at www.masterworks.com. The Masterworks Platform and the Masterworks Secondary Market are now located at www.masterworks.com. Any reference in our Offering Circular to “www.masterworks.io” is replaced in its entirety with reference to “www.masterworks.com.”

Except as set forth in this Supplement, the Offering Circular remains unchanged.